Exhibit 99.1 F O U R S E A S O N S H O T E L

Head of US Investor Relations Paul BLALOCK INTRODUCTION

Forward Looking Statements

This presentation contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,”
“expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this presentation.
These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-
looking statements. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the offering memorandum or to reflect the occurrence of unanticipated events.
This presentation contains the terms Adjusted EBITDA, Management Adjusted EBITDA, Adjusted EBITDA per ton, EBITDAP, Free Cash Flow and Net Debt, which are supplemental measures not required by, or presented in accordance with, accounting principals generally accepted under IFRS as issued by IASB (“GAAP”). Adjusted
EBITDA, Management Adjusted EBITDA, Adjusted EBITDA per ton, EBITDAP, Free Cash Flow and Net Debt are not measurements of financial performance under
GAAP and should not be considered as an alternative to operating or net income determined in accordance with GAAP. These measures may not be comparable to similarly titled measures of other companies. The presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable financial measure. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.
This presentation contains industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by tons) for the year ended December 31, 2013, and, unless otherwise noted, internal analysis and estimates may not have been verified by independent sources.

MANAGEMENT PARTICIPANTS

Prior to joining Constellium,
served as Executive Vice
President, Chief Financial Officer
and Information Technology
Director at Plastic Omnium, a
worldwide leading auto parts
manufacturer listed on Euronext
Paris.
PIERRE
VAREILLE
Chief Executive Officer of
Constellium
Prior to joining Constellium in September
2013, Mr. Figueroa served as Vice
President of Vehicle Control Systems at
WABCO. Prior to that, he was Chief
Purchasing Officer of VALEO, a tier-one
automotive supplier.
Former Chairman and CEO of FCI
(global leading manufacturer of
connectors), former CEO of
Wagon, a UK company listed on
the LSE, former member of the
executive committee in charge of
the aluminum conversion sector at
Pechiney, former Chairman and
CEO of Rhenalu.
DIDIER
FONTAINE
Chief Financial Officer
of Constellium
JEAN-CHRISTOPHE
FIGUEROA
President, Aerospace
& Transportation

F O U R S E A S O N S H O T E L

Chief Executive Officer Pierre VAREILLE 6

Shares Of Constellium (In Millions)
(1)  From time to time, including upon departure from Constellium, participants in Management KG may withdraw their shares from Management KG and hold them for their own account.
Free float
Rio Tinto
Bpifrance
Management KG
Apollo
Rio Tinto /
Management
Secondary
Rio Tinto
Secondary
(1)
Apollo
Secondary
Apollo
Secondary
(1)
(1)
= 105.0
= 105.0
= 105.0 = 105.0 = 105.0
CONTINUING OUR EVOLUTION BY EXPANDING OUR FREE FLOAT
39%
51%
10%
20.3
(19.3%)
28.9
(27.5%)
37.6
(35.8%)
12.8
(12.2%)
5.4 (5.2%)
19.3
0.8
9.6
(9.1%)
40.4
(38.5%)
37.6
(35.8%)
12.8
(12.2%)
4.6 (4.4%)
9.6
50.4
(48.0%)
37.6
(35.8%)
12.8
(12.2%)
12.8
(12.2%)
4.2 (4.0%)
25.0
12.6
(12.0%)
76.0
(72.4%)
3.6 (3.4%)
12.6
12.8
(12.2%)
88.6
(84.4%)
3.6 (3.4%)

OVERVIEW OF KEY ACHIEVEMENTS

DELIVERED STRONG FINANCIAL PERFORMANCE
Business positioned to generate strong cash flows with
low leverage
Executed on-going cost reduction initiatives
26% Adjusted EBITDA growth for the year ended
December 31, 2013, compared with the same period last
year
CONTINUED TO OPTIMIZE BUSINESS
Actively managed asset portfolio, divesting non-strategic
assets to focus on high margin products
Capitalized on positioning in automotive and aerospace
markets and favorable substitution trends across many of
our end markets, including packaging
Announced new multi-year contract with Boeing; began
operating under new contract with Airbus in January  2013
PURSUING GROWTH OPPORTUNITIES
Announced plans for a joint venture with UACJ to supply
aluminum auto body sheet to the North American
automotive industry
Announced plans to invest up to €200 million over the
next three years to further grow European auto body
sheet business
Investments could be financed with existing balance sheet
cash as well as cash flow from operations
Just announced AIRWARE
®
expansion

Global Aluminum
66 Mt
42 Mt
Can Body &
End Stock
Proprietary
Aerospace
alloys
Aero plates
& sheets
Auto Body Sheet &
Automotive Structures
Brazing sheet
Speciality Extrusions
Bright, closures,
other specialty
Constellium Active Constellium Not Active
Focus
Product Segment
Focus
Focused on the high value-add products in our target markets
12.5 Mt
Global aluminum fabrication market by production technology and product segment
Rolled & Extruded
CONSTELLIUM’S PRODUCT FOCUS
Commodity
70%
Specialty
30%
Other
13%
Castings &
Forgings
24%
Extruded
32%
Rolled
31%
Litho sheet
GE Plate & Shate
Our
Our

Aerospace
Market Growth Forecast: 8%
Automotive
Market Growth Forecast: 18%
Packaging
Market Growth Forecast: 3%
Aerospace Plates: #1 Worldwide
Crash Management Systems: #2 Worldwide
Major European Player in Auto Body Sheet
Can Body Stock: #1 Europe
Closures: #1 Worldwide
2013 Sales by Operating Segment
A specialty metal fabricator focused on global commercial trends
Total Sales 2013: €3.5 billion
Total Adjusted EBITDA 2013: €280 million
CONSTELLIUM AT A GLANCE
34%
24%
42%
Automotive
Structures  & Industry
Packaging &
Automotive Rolled
Products
Aerospace &
Transportation

Our customers’ businesses are driven by attractive secular trends
Key driver: Substitution
driven by regulation
Global Vehicle Sales: 81 m units
18%
growth rate for aluminum
demand for automotive
LONG-STANDING RELATIONSHIPS WITH A GLOBAL, BLUE-CHIP CUSTOMER BASE
Key driver: GDP Growth
& potential substitution effect
3%
growth rate in European
can stock consumption
Key driver:
Global demand
8%
growth rate
for aerospace
Market value $4.5 trillion
Europe
38%
22%
18%
22%
Asia
Pacific
Other
North
America
42%
22%
21%
15%
Asia
Pacific
Other
Europe
North
America

2. Increase
productivity, efficiency, and safety
Lean transformation for continuous improvement
Sustainability is integrated into our practices and procedures
12
3. Operate
the business to increase FCF, Adjusted EBITDA and
Adjusted EBITDA per Ton
1. Focus
on high value add products, customers and markets
STRATEGIES AND PRIORITIES FOR OUR UNIQUE PORTFOLIO OF BUSINESSES

SURFALEX
®
SECURALEX
®
STRONGALEX
®
FORMALEX
®
SURFACE
EXCELLENCE
HIGH FORMABILITY
CRASH
STRENGTH
BROAD RANGE OF AUTOMOTIVE PRODUCTS TO SERVE OUR CUSTOMERS IN BOTH
THE US AND EUROPE FOR EXTRUSIONS AND BiW

Europe (+13%)
US (+38%)
CAGR ’12-‘20
China (+39%)
315
930
1800
GLOBAL ALUMINIUM BiW MARKET FORECAST (Kt) CONSTELLIUM WELL-POSITIONED TO CAPITALIZE
6x
WE ARE WELL-POSITIONED TO CAPTURE BiW GROWTH OPPORTUNITIES
70
500
1000
30
230
400
600
2012 2015 2020
Europe US China
We are joining forces with UACJ to supply auto
body sheet to the North American auto industry
with initial target capacity of 100k metric tons
supplied from both partner’s rolling mills
The US market for aluminum auto body sheet is
expected to grow to 1Mt+ by 2020
We are already a leading European player in
automotive rolled products such as auto body
sheet
We announced plans to invest up to €200 million
over the next three years to further grow our
European auto body sheet business
200

Aluminum CMS market (M units)
Aluminum Body Structure market (k tons)
35% pa
Europe
NA
Source: Automotive Structures CMS Data base (2014)
Europe
North
America
China
11% pa
Automotive Structures designs, engineers
and manufactures a range of products
Key AS products in cars
Plants on 3 continents to capture global
growth: China, Europe and U.S.
GLOBAL LEADER IN AUTOMOTIVE STRUCTURES
0
50
100
150
200
250
300
2012 2015 2020 2025
14
29
42
32
72
45
115
125
0
5
10
15
20
25
30
2010 2015 2020
8
3
2
11
6
3.5
13,5
7.5
5

We are a major
player in European
can body stock
Making us the
supplier of choice to
blue-chip customers
CAGR
2012-2017E
+4%
+2%
Closure stock: #1 Worldwide
Can body stock: #1 Europe
Strong relationships with leading
customers
% Breakdown of Cans Sold
The leader in the stable European Can Body Stock Market
Can Stock Consumption (kt)
Resulting In Increased Aluminum Can Stock Consumption Increased Use Of Aluminum In Europe, And With Room To Go
LEADING POSITION IN EUROPEAN PACKAGING – OUR “BEDROCK” OF
CASH GENERATING SEGMENT

CANSTOCK STRATEGY TO MAINTAIN LEADERSHIP POSITION
PURSUE OPERATIONAL AND COMMERCIAL EXCELLENCE
Technology leader, quality focus, strong technical and commercial support
STABLE AND GROWING MARKET
European beverage market to expand from 78% aluminum to 85% in 2016
Work with can customers in conversion opportunities
Solid cash generation and good economic resiliency

Attractive long term growth outlook
#1 Worldwide
in aerospace plates; one of two
suppliers with dual continent
footprint
Strong track record to meet complex
challenges, focus on highest value
add products
Leader in Aluminum Lithium
technology through AIRWARE
®
uniquely suited for higher volumes
through new casting capacity
90%
of aerospace
business under long
term contracts
AEROSPACE – CONSTELLIUM IS A CRITICAL SUPPLIER FOR
A COMPREHENSIVE RANGE OF ALUMINUM PRODUCTS

FOUR SEASONS HOTEL

Chief Financial Officer Didier FONTAINE

%
Source: Company earnings reports
2012 2013
STRONG SEGMENT PERFORMANCE IMPROVEMENT
Adjusted EBITDA (€) per metric ton
Adjusted EBITDA (€m)*
2012 2013
2012 2013
2012 2013
2012 2013
2012 2013
105
120
46
59
92
105
469
491
223
311
152
176
*May not sum to consolidated figures due to corporate allocations

Adjusted
EBITDA
58%
21%
32%
2018 Estimated 2013
2018 Estimated
2013
€
300+ for 2018 Estimated
15%
12%
2011
2011
AUTOMOTIVE AND AEROSPACE PRODUCT MIX
Volume
Group
Adjusted
EBITDA per
metric ton
€
145 for 2011
€
273 for 2013
42%

INVESTMENTS AND CAPITAL SPENDING ROADMAP
BiW Europe €200 million 2014 thru 2018
AIRWARE   Europe €70 million
1
2014 thru 2018
BiW US $50-100m
2
2015 thru 2018
BiW US JV 51% of $150 million
3
2014 thru 2018
Total Growth Projects €380 million 2014 thru 2018
Existing Operations €145 million annually 2013 thru 2015
Existing Operations €120 million annually 2016 thru 2018
€750 million over the next three years
2
Additional investment to be decided
3 Equity investment in Joint Venture
1 Phase II investment previously announced plus new Phase III Acceleration

INVESTMENTS AND CAPITAL SPENDING PLAN (€m)
Existing Operations
Growth Projects
€ 144 € 202 € 227 € 155 € 124
€ 145
€ 120
144 145 140
125 125 120
57
189
102
30
4
2013A 2014E 2015E
2016E
2017E
2018E
€ 329

STRONG BALANCE SHEET WITH NO NEAR TERM MATURITIES
(*) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
€ millions
2013
Total Debt 365
Cash and Cash Equivalents 233
Net Debt 132
Net Debt/
LTM Adjusted EBITDA
0.5x
Leverage on EBITDAP 1.5x
Liquidity
(*)
393
Average Debt Life - 5 Years
Our objective is to keep minimum
headroom between €250/300
million at any point in time.
Peak net leverage due to
seasonality projected to reach 1.4
in Q1 2016.
2014 and 2015 year-end net
leverage projected below 1.

OUR BUSINESS MODEL
PROFITABILITY
We are a value-added leader in converting
aluminum into highly profitable products
Focus on selected high-end products
and high-growth markets
Secure our business with long term
contracts
We seek to maximize adjusted EBITDA and
cash flow over the long run
A portion of our business (P&ARP) is highly
stable
PRODUCTIVITY
We implement productivity and cost
improvement measures to grow margins
We actively manage working capital to
maximize cash flow
RISK MANAGEMENT
We hedge to minimize the volatility of our
cash flow resulting from movements of
LME prices and foreign exchange rates
Our business model enables effective
hedging against LME through either back
to back or financial hedging
FINANCIAL PROFILE
Conservative balance sheet with limited net
debt
Strong liquidity of €393m at the end of 2013
Low leverage ratio of 0.5x (Net Debt / FY 2013
Adjusted EBITDA)
Targeting long-term net leverage of ~1.5x
Our business model
is to add value
by converting
aluminum into
unique, highly
profitable products
sought after by
customers in
selected markets

FOUR SEASONS HOTEL 27

FOCUS ON AEROSPACE Jean - Christophe FIGUEROA President, Aerospace & Transportation

CONTINUOUS GROWTH AHEAD
35,280
20,930 – 59%
14,350 – 41%
5,960
Source: TEAL Group, & Boeing
THE HIGHEST BACKLOGS IN HISTORY
343
334
Airbus Boeing
Backlog values mid 2013
[2013 $bn]
SUSTAINED DEMAND ENSURED FOR AT LEAST TWO DECADES

Deliveries of Airware intensive planes pick up in 2014
1,403
1,317
2015 2014
20
2013 2012
+8%
2017 2016
AIRWARE
®
Intensive Planes*
Other
2012-2017 Jet Airplanes deliveries *
1700
1580
1403
1317
1940
1820
Demand is driven by:
Replacement of aging fleets
Increasing global passenger air traffic (particularly in
emerging markets)
Focus on “lightweighting” of aircraft (increased use of
aluminium in a wide spectrum of aeronautical
applications to increase fuel efficiency)
The aerospace industry is expected to benefit from a record
8+ years of backlog from Airbus and Boeing
Adequate available financing for new planes
Growth Drivers
Sources: Company Information; and Boeing and Airbus publicly available information ; Airline Monitor Feb 2014  * Includes Boeing, Airbus & BRJ  ** Includes A350 & C-Series
Airplane order backlog (thousands)
20 80
130
160
STRONG AEROSPACE GROWTH TRENDS
Source: Airbus and Boeing publicly available information

PRODUCT STRATEGY AT AIRBUS AND BOEING LARGELY FAVORING
ALUMINUM SHARE OVER OTHER MATERIALS

THE DERIVATIVES STRATEGY
Major OEMs Airbus and Boeing have opted for
derivatives of their successful models to quickly provide
more efficient aircrafts to airlines
Looking for fast and low-risk R&D, this choice locks the
material technology (aluminum vs. composites)
while leaving room for added-value aluminum alloys
“SINGLE-AISLE” IS A HIGHLY ALUMINUM
INTENSIVE SEGMENT
Single-aisle represent a large share of the total aircraft
production
Considering their high aluminum content (current and
derivatives), this translates into high aluminum volumes for many years

THE ALUMINUM INDUSTRY IS WELL POSITIONED TO RESPOND TO THE
AEROSPACE INDUSTRY’S NEEDS AND CHALLENGES
ENABLING HIGH AIRCRAFT PRODUCTION RATE
The aluminum supply chain is perfectly suited to meet the industry’s forecasted ramp-up
GLOBAL AND RELIABLE SOURCING
Manufacturing plants are spread throughout the world and close to the main aerospace OEMs, in Europe and North America
EFFICIENT AIRCRAFT
The aluminum technologies have tremendously evolved from the ones that were used decades ago. New alloys drive significant weight savings on aircraft
RECYCLABILITY
Unlimited recycling of aluminum makes it both an environmentally friendly solution and a clever way to have a closed loop supply chain over the lifecycle of aircraft
COST EFFICIENT PRODUCTION
Aluminum designs are the most cost-effective and most proven technologies for mass industrialisation

CONSTELLIUM IS A LEADER IN FLAT ROLLED PRODUCTS FOR AEROSPACE

KEY
LEADERSHIP
POSITIONS
Plates Sheets Tubes Profiles Bars Billets
A COMPLETE OFFER FOR AIRCRAFT MANUFACTURING
Capability for extra thick plates to cover all machined applications
Sheet shop that enables very thin fuselage skins
A large panel of extruded products
No.1 world-wide in
Aerospace plate
No.1 in Europe in
Aerospace sheets
Source: Constellium internal

OUR MANUFACTURING NETWORK IS LOCATED WHERE OUR CLIENTS NEED US

Two main customers
CONSTELLIUM AEROSPACE
Located in both Europe and North America
Close to main customers’ supply chain networks
Unique knowledge in serving a complex network of customers/Tier-1s and Tier-2s,
Developed a strong sales network in Asia
Constellium’s main Aerospace plants
Constellium’s Asian sales network

STRATEGY TO INCREASE PROFITS BASED ON STRONG DIFFERENTIATION

ENABLE
INDUSTRIAL
RAMP-UP
Investing in
AIRWARE ®
expansion
GAIN EFFICIENCY
& IMPROVE
SERVICE
Delivery
OTIF
Strong
patent
portfolio
50
partner
labs
worldwide
Focus sales on
Speciality alloys
More profit
per Ton
Propose
added-
value to
OEMs
STRENGTHEN
PROPRIETARY
SOLUTIONS
PORTFOLIO
OPTIMIZE
PRODUCT MIX

AIRWARE
®
,  A GAME CHANGER FOR AEROSTRUCTURES AND OUR BUSINESS MODEL
36
A FLYING SUCCESS STORY
Our AIRWARE
®
solutions have already been selected
and fly on the following programs:
Bombardier CSeries:
1
st
flight
in September
2013
Airbus A350:
1
st
flight
in June 2013
CREATING VALUE
With AIRWARE
®
expected to take a greater space
in our product mix in the upcoming years, we will
increasingly generate
more value, both for our
customers and Constellium
INDUSTRIAL SET-UP
Constellium has invested in
the 1
st
industrial scale
aluminum-lithium casthouse
The 1
st
casthouse
is now operating since 2012.
Two more casthouses to be
launched in 2015
World First
EXPANDING  CAPACITY
AIRWARE w/o redesign AIRWARE w/ redesign
BENEFITS FOR AIRCRAFTS
AIRWARE
®
technology delivers
weight savings for
aircraft efficiency
and improved
corrosion resistance
-5%
-25%
Weight reduction that
may be achieved

OUR BUSINESS MODEL IS BUILT ON LONG TERM CONTRACTS

2009
2014
2012
Multi-year contract with Boeing
$2bn contract with Airbus for all its programs
MAJOR CONTRACTS
AIRWARE
®
selected by Airbus for the A350 XWB
AIRWARE
®
selected by Bombardier for its new CSeries
BUSINESS
VISIBILITY
90% of Constellium’s
aerospace business
is under contract
2010
2020

KEY TAKE AWAYS
1.
Aerospace market will show sustainable
growth in the long run
2.
Aluminum is the predominant material for
airframes
3.
Constellium is an aerospace technology
leader with a set of proprietary
technologies and unique and global
manufacturing capabilities
4.
AIRWARE®, Constellium’s latest
technology is a game changer for our
customers and our business model
5.
Our business is 90% is under contract, with the top players of the industry

Questions & Answers

Conclusion

FOUR SEASONS HOTEL

IFRS Statements

IFRS—BALANCE SHEET
Fourth Quarter 2013—Earnings Call
€ millions December 31, 2013 December 31, 2012
Non-current assets 674 594
Current assets 1069 1037
Assets held for sale 21
Total Assets 1764 1631
€ millions December 31, 2013 December 31, 2012
Equity 36 (37)
Non-current assets 970 923
Current assets 749 745
Liabilities held for sale 9
Total Liabilities 1764 1631

IFRS—INCOME STATEMENT
Fourth Quarter 2013—Earnings Call
€ millions
Year ended
December 31, 2013
Year ended
December 31, 2012
Revenue
3495 3610
Income from operations 209 263
Other expenses
(27) (3)
Finance costs—net
(50) (60)
Share of profit (loss) of joint-ventures
3 (5)
Income before taxes 135 195
Income tax expense
(39) (46)
Net income from continuing operations 96 149
Net Income (loss) from discontinued operations
4 (8)
Net Income 100 141

Non-GAAP Measures Reconciliations

NET DEBT
Fourth Quarter 2013—Earnings Call
€ millions
As December 31,
2013
As December 31,
2012
Borrowings 348 158
Fair value of cross
currency interest
swap
26 14
Cash and cash
equivalents
(233) (142)
Cash pledged for
issuance of
guarantees
(9) (13)
Net Debt 132 17

ADJUSTED FREE CASH FLOW
Fourth Quarter 2013—Earnings Call
€ millions
Year Ended
December 31, 2013
Year Ended
December 31, 2012
Cash flow from
operating activities
184 246
Margin calls included
in cash flow from
operating activities
(4) (7)
Cash flow from
operating activities
excluding margin calls
180 239
Capital expenditure (144) (126)
Adjusted Free
Cash Flow
36 113

ADJUSTED EBITDA
Fourth Quarter 2013—Earnings Call
€ millions
Year ended
December 31, 2013
Year ended
December 31, 2012
Shipments 1025 1033
Revenue 3495 3610
Net Income from continuing operations 96 149
Income tax expense 39 46
Income before income tax 135 195
Finance costs—net 50 60
Other expenses/share of results of joint-ventures 24 8
Income from operations 209 263
Ravenswood OPEB plans amendment (11) (58)
Swiss pension plan settlement - 8
Ravenswood CBA renegotiation - 7
Restructuring costs 8 25
Losses on disposals 5 -
Unrealized (gains) on derivatives (12) (61)
Unrealized (gains) loss from the re-measurement of monetary assets and liabilities (2) 1
Depreciation and impairment 32 14
Management Adjusted EBITDA 229 199
Metal lag 29 16
Other 22 8
Adjusted EBITDA 280 223

FOUR SEASONS HOTEL